UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35619 / June 3, 2025

In the Matter of:

Morgan Stanley Direct Lending Fund
SL Investment Fund II LLC,
T Series Middle Market Loan Fund LLC,
North Haven Private Income Fund LLC,
North Haven Private Income Fund A LLC,
LGAM Private Credit LLC,
MS Capital Partners Adviser Inc.,
DLF CA SPV LLC,
DLF Equity Holdings LLC,
DLF SPV LLC,
DLF Financing SPV LLC,
T Series CA SPV LLC,
T Series Equity Holdings LLC,
T Series Financing SPV LLC,
T Series Financing II SPV LLC,
T Series Financing III SPV LLC,
LGAM CA SPV LLC,
1585 Koala Holdings LLC,
LGAM Financing SPV LLC,
LGAM Equity Holdings LLC,
PIF A CA SPV LLC,
Broadway Funding Holdings II LLC,
PIF A Financing SPV LLC,
PIF A Equity Holdings LLC,
SLIF II CA SPV LLC,
SLIF II LLC,
SLIF II Financing SPV LLC,
SLIF II Equity Holdings LLC,
PIF CA SPV LLC,
Broadway Funding Holdings LLC,
PIF Financing SPV LLC,
PIF Financing II SPV LLC,
NHPIF Equity Holdings SPV LLC,
SLIC CA SPV LLC,
SLIC Equity Holdings LLC,
SLIC Financing SPV LLC, and

an Existing Proprietary Account and certain Existing Affiliated Funds as described in Appendix A to the application.

1585 Broadway
New York, New York 10036

812-15738

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Morgan Stanley Direct Lending Fund, et al. filed an application on March 28, 2025, and amendments to the application on April 10, 2025, and May 2, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On May 7, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35574). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Stephanie Fouse,

Assistant Secretary.